Exhibit 97

CREDICORP LTD.
CLAWBACK POLICY
Adopted on October 26, 2023

The Board of Directors (the “Board”) of Credicorp Ltd. (the “Company”) has established and adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the U.S. federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), the final rule adopted by the U.S. Securities and Exchange Commission (the “SEC”) pursuant to such section and the listing standards of the New York Stock Exchange (“NYSE” and collectively, “Applicable Laws”).

Administration

This Policy shall be administered by the Board. Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company's or its subsidiaries’ current and former executive officers, as determined by the Board in accordance with the Applicable Laws who may from time to time be deemed subject to the Policy by the Board (“Covered Executives”).

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement (a) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reimbursement or forfeiture of any excess Incentive Compensation (as defined below) received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

Incentive Compensation

For purposes of this Policy, Incentive Compensation means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a restated financial reporting measure, including, without limitation, annual bonuses and other short- and long-term cash incentives; stock awards; stock options; stock appreciation rights; restricted stock; or performance shares.

For purposes of this Policy, financial reporting measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or any measure derived wholly or in part from the financial statements, such as stock price; total shareholder return; revenue, profits; earnings before interest, taxes, depreciation, and amortization (EBITDA); return measures such as return on invested capital or return on assets; or earnings measures such as earnings per share.

Excess Incentive Compensation: Amount Subject to Recovery; Disclosure

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board.

If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. The Company shall maintain documentation of the determination of such reasonable estimates and provide the relevant documentation to the NYSE as required by the Applicable Laws.

The amount to be recovered is to be determined without regard to reduction for any taxes and/or pension fund contributions that have been withheld.

The Company shall file all disclosures with respect to this Policy required by the U.S. federal securities laws and the Applicable Laws.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation: (a) requiring reimbursement of cash Incentive Compensation previously paid; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (c) offsetting the recouped amount from any compensation otherwise owed by the Company or its subsidiaries to the Covered Executive; (d) cancelling outstanding vested or unvested equity awards; and/or (e) taking any other remedial and recovery action permitted by law, as determined by the Board.

No Indemnification

Neither the Company nor any subsidiary shall indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.  This Policy shall supersede any agreement for indemnification, whether entered into before, on or after the date Effective Date (as defined below).

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of the Applicable Laws.

Effective Date

This Policy shall be effective as of December 1, 2023 (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect the Applicable Laws. This Policy shall be deemed to be automatically amended, as of the date of any amendment to any Applicable Laws become effective with respect to the Company, to the extent required for this Policy to comply with the Applicable Laws.

The Board may terminate this Policy at any time.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company and/or the relevant subsidiary pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company and/or the relevant subsidiary.

Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with the Applicable Laws.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs (in this specific case in compliance with the applicable inheritance law), executors, administrators or other legal representatives.